UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

| OMB APPROVAL | |
|---|---|
| OMB Number: | 3235-0123 |
| Expires: February 28, 2011 | |
| Estimated average burden hours per response . . . 12.00 | |



10035756

CM

# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
|---|
| 8 - 66599 |

## FACING PAGE
**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01/01/09 (MM/DD/YY) AND ENDING 12/31/09 (MM/DD/YY)

### A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Cue Capital Limited Partnership

| OFFICIAL USE ONLY |
|---|
| FIRM ID. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

800 5th Avenue, 18th Floor
(No. and Street)

New York (City) NY (State) 10065 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

George Skouras 212-317-1330
(Area Code – Telephone No.)

### B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Rothstein, Kass & Company
(Name -- *if individual, state last, first, middle name*)

1350 Avenue of the Americas (Address) New York (City) NY (State) 10019 (Zip Code)

CHECK ONE:
- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions

| FOR OFFICIAL USE ONLY |
|---|
| |

SEC Mail Processing Section MAR 01 ... Washington, DC 122

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public acc must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.*

SEC 1410 (06-02) ***Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.***

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
MAR 0 1 2010
BRANCH OF REGISTRATIONS AND EXAMINATIONS
03

### OATH OR AFFIRMATION

I, George Skouras, swear (or affirm) that, to th best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Cue Capital Limited Partnership, as of December 31, 2009, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that o a customer, except as follows:

Signature: G M Skouras

Title: Managing Director

Notary Public

LINDA MONTALVO
Notary Public, State of New York
No. 01MO6139645
Qualified in New York County
Commission Expires January 9, 2014
February 25, 2010
Linda Montalvo

This report** contains (check all applicable boxes):
- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of solidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previo
- [x] (o) Independent auditor's report on internal accounting control.
- [ ] (p) Schedule of segregation requirements and funds in segregation--customers' regulated commodity futures account pursuant to Rule 171-5.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

# CUE CAPITAL LIMITED PARTNERSHIP

STATEMENT OF FINANCIAL CONDITION
AND
INDEPENDENT AUDITORS' REPORT

DECEMBER 31, 2009

# CUE CAPITAL LIMITED PARTNERSHIP

## CONTENTS

Certified
Public
Accountants

Rothstein, Kass & Company
1350 Avenue of the Americas
New York, NY 10019
**tel** 212.997.0500
**fax** 212.730.6892
www.rkco.com

Beverly Hills
Dallas
Denver
Grand Cayman
Irvine
New York
Roseland
San Francisco
Walnut Creek

Rothstein Kass

## INDEPENDENT AUDITORS' REPORT

To the Partner of
Cue Capital Limited Partnership

We have audited the accompanying statement of financial condition of Cue Capital Limited Partnership (the "Partnership") as of December 31, 2009. This statement of financial condition is the responsibility of the Partnership's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Partnership's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Cue Capital Limited Partnership as of December 31, 2009, in conformity with accounting principles generally accepted in the United States of America.

Rothstein, Kass & Company

New York, New York
February 25, 2010

# CUE CAPITAL LIMITED PARTNERSHIP

## STATEMENT OF FINANCIAL CONDITION

**December 31, 2009**

| | | |
|---|---|---|
| **ASSETS** | | |
| **Cash and cash equivalents** | $ | 110,490 |
| **Fees receivable** | | 111,303 |
| **Prepaid expenses** | | 33,074 |
| **Property and equipment,** net | | 42,556 |
| | $ | 297,423 |
| **LIABILITIES AND PARTNER'S CAPITAL** | | |
| **Liabilities,** accounts payable and accrued expenses | $ | 141,109 |
| **Partner's capital** | | 156,314 |
| | $ | 297,423 |

*See accompanying notes to financial statement.*

# CUE CAPITAL LIMITED PARTNERSHIP

**NOTES TO FINANCIAL STATEMENT**

---

## 1. Nature of business

Cue Capital Limited Partnership (the "Partnership") was formed on September 4, 2003. The Partnership is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is also a member of the Financial Industry Regulatory Authority ("FINRA"), and the Securities Investor Protection Corporation ("SIPC").

The Partnership's operations consist primarily of introducing leading institutional investors to fund managers that make private equity, real estate, and other non-traditional investments. The Partnership also provides advice to fund managers regarding ways to improve their methods of raising capital.

## 2. Summary of significant accounting policies

*Basis of Presentation*

The financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP").

These financial statements were approved by management and available for issuance on February 25, 2010. Subsequent events have been evaluated through this date.

*Cash and Cash Equivalents*

The Partnership considers all highly liquid investments purchased with an original maturity of three months or less to be cash equivalents.

*Property and Equipment*

Property and equipment is stated at cost less accumulated depreciation and amortization. The Partnership provides for depreciation and amortization under the straight-line method as follows:

| Assets | Estimated Useful Life |
|---|---|
| Computer equipment | 5 Years |
| Computer software | 3 Years |
| Furniture and fixtures | 7 Years |
| Leasehold improvements | Term of Lease |

*Impairment of Long-Lived Assets*

The Partnership periodically assesses the recoverability of the carrying amounts of long-lived assets. A loss is recognized when expected undiscounted future cash flows are less than the carrying amount of the asset. The impairment loss is the difference by which the carrying amount of the asset exceeds its fair value. The Partnership did not recognize an impairment loss on its long lived assets for the year ended December 31, 2009.

## 2. Summary of significant accounting policies (continued)

*Revenue Recognition*

Finder fees are recognized as earned on a pro rata basis over the term of the contract. Consulting fees are recognized when services are provided.

*Fees Receivable*

The Partnership carries its fees receivable at cost less an allowance for doubtful accounts. On a periodic basis, the Partnership evaluates its fees receivable and establishes an allowance for doubtful accounts, if necessary, based on a history of past bad debts and collections and current credit conditions. Accounts are written off as uncollectible on a case-by-case basis.

*Income Taxes*

The Partnership has only one partner and is treated as a disregarded entity for federal and state income tax purposes, accordingly, there is no provision for federal and state income taxes as the net income or loss of the Partnership is included in the income tax return of the individual partner.

The Partnership follows an asset and liability approach to financial accounting and reporting for income taxes. Deferred income tax asset and liabilities are computed for difference between the financial statement and tax bases of assets and liabilities that will result in taxable or deductible amounts in the future based on the enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce the deferred income tax assets to the amount expected to be realized.

The determination of the Partnership's provision for income taxes requires significant judgment, the use of estimates, and the interpretation and application of complex tax laws. Significant judgment is required in assessing the timing and amounts of deductible and taxable items and the probability of sustaining uncertain tax positions. The benefits of uncertain tax positions are recorded in the Partnership's financial statements only after determining a more-likely-than-not probability that the uncertain tax positions will withstand challenge, if any, from tax authorities. When facts and circumstances change, the Partnership reassesses these probabilities and records any changes in the financial statements as appropriate. Accrued interest and penalties related to income tax matters are classified as a component of income tax expense.

In accordance with GAAP, the Partnership is required to determine whether a tax position of the Partnership is more likely than not to be sustained upon examination by the applicable taxing authority, including resolution of any related appeals or litigation processes, based on the technical merits of the position. The tax benefit to be recognized is measured as the largest amount of benefit that is greater than fifty percent likely of being realized upon ultimate settlement. De-recognition of a tax benefit previously recognized could result in the Partnership recording a tax liability that would reduce net assets. This policy also provides guidance on thresholds, measurement, de-recognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition that is intended to provide better financial statement comparability among different entities. It must be applied to all existing tax positions upon initial adoption and the cumulative effect, if any, is to be reported as an

## 2. Summary of significant accounting policies (continued)

*Income Taxes (continued)*

adjustment to net assets as of January 1, 2009. Based on its analysis, the Partnership has determined that the adoption of this policy did not have a material impact on the Partnership's financial statements upon adoption. However, management's conclusions regarding this policy may be subject to review and adjustment at a later date based on factors including, but not limited to, on-going analyses of and changes to tax laws, regulations and interpretations thereof.

*Use of Estimates*

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

## 3. Property and equipment

Property and equipment consist of the following at December 31, 2009:

| | | |
|---|---|---|
| Furniture and fixtures | $ | 29,906 |
| Computer equipment | | 68,598 |
| Computer software | | 1,917 |
| Leasehold improvements | | 12,013 |
| | | 112,434 |
| Less accumulated depreciation and amortization | | 69,878 |
| | $ | 42,556 |

Depreciation and amortization expense amounted to approximately $18,000 for the year ending December 31, 2009.

## 4. Net capital requirement

The Partnership is a member of the FINRA and is subject to the SEC Uniform Net Capital Rule 15c3-1. This Rule requires the maintenance of minimum net capital and that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 and that equity capital may not be withdrawn if the resulting net capital ratio would exceed 10 to 1. At December 31, 2009, the Partnership's net capital was approximately $43,000, which was approximately $34,000 in excess of its computed minimum net capital requirement of approximately $9,000.

## CUE CAPITAL LIMITED PARTNERSHIP

**NOTES TO FINANCIAL STATEMENT**

---

### 5. Commitments

The Partnership rents office space under an operating lease which expires in June 2010. Rent expense amounted to approximately $140,000 for the year ended December 31, 2009. Future minimum rental payments under the lease are approximately $50,000 for the year ending December 31, 2010.

### 6. Exemption from Rule 15c3-3

The Partnership is exempt from the SEC Rule 15c3-3 pursuant to the exemptive provisions under sub-paragraph (k)(2)(ii) and, therefore, is not required to maintain a "Special Reserve Bank Account for the Exclusive Benefit of Customers."

### 7. Major customers

The Partnership has finder and consulting fee revenue from two customers which was approximately 85% of the total finder and consulting fee revenue for the year ending December 31, 2009. Fees receivable from these customers was approximately 1% of the total fees receivable at December 31, 2009.

### 8. Concentration of credit risk

The Partnership maintains its cash balances in one financial institution, which, at times, may exceed federally insured limits. The Partnership has not experienced any losses on these accounts and believes it is not subject to any significant credit risk. Deposits at FDIC insured institutions are insured up to $250,000 per depositor through December 31, 2013.